DECLARATIONS

REGISTERED MANAGEMENT INVESTMENT COMPANY BOND

These Declarations along with the completed and signed application and the Bond with endorsements shall constitute the contract between the Insureds and the Insurer.

Insurer:	Syndicate 2623/623 at Lloyd's
Policy Number:	W20779170101

Name of Insured:

USAA ETF Trust;

USAA Core Short-Term Bond ETF;

USAA Core Intermediate-Term Bond ETF;

USAA MSCI USA Value Momentum Blend Index ETF;

USAA MSCI USA Small Cap Value Momentum Blend Index ETF;

USAA MSCI International Value Momentum Blend Index ETF; and

USAA MSCI Emerging Markets Value Momentum Blend Index ETF

Principal Address:

9800 Fredericksburg Road

San Antonio, TX 78288

Item 1. Bond Period:

From: 10-Oct-2017

To: 15-May-2018

Item 2.	Limits of Liability – Item 3. Deductible Amounts:
	Insuring Agreement		Deductible
		Limit	Amount
1 – Employee		$2,500,000	$0
2	– On Premises	$2,500,000	$10,000
3	– In Transit	$2,500,000	$10,000
4	– Forgery or Alteration	$2,500,000	$10,000
5	– Extended Forgery	$2,500,000	$10,000
6	– Counterfeit Money	$2,500,000	$10,000
7	–Threats to Person	$2,500,000	$10,000
8	– Computer System	$2,500,000	$10,000
9	- Voice Initiated Funds Transfer Instruction	$2,500,000	$10,000
10 – Uncollectible Items of Deposit		$2,500,000	$10,000
11 – Audit Expense		$100,000	$0
	Telefacsimile Transfer Fraud	$2,500,000	$10,000
	Destruction of Data or Programs by Hacker	$2,500,000	$10,000
FUS005
102017 ed.	Page 1 of 2

Destruction of Data or Programs by Virus	$2,500,000	$10,000
Item 4.	Endorsements Effective at Inception:
	1.	SCHEDULE2017	Lloyd's Security Schedule 2017
	2.	BSLMU05110509TX Important Notice
	3.	NMA1256	Nuclear Incident Exclusion Clause - Liability -Direct (Broad) (U.S.A.)
	4.	NMA1477	Radioactive Contamination Exclusion Clause- Liability - Direct- (U.S.A.)
	5.	E02804032011	Sanction Limitation and Exclusion Clause
	6.	NMA2918	War and Terrorism Exclusion Endorsement

7.E03695052012 Stop Payment Legal Liability Endorsement

8.EUS013112017 Amend Definition of Employee

9.E05560022014 Service of Suit, Choice of Law and Short Rate Table and Procedures

Item 5. Notification under this Policy:

a. Notification pursuant to Clause VII shall	b. All other notices under this Policy
be given to:	shall be given to:
Beazley USA Services, Inc.	Beazley USA Services,
30 Batterson Park Road	Inc. 30 Batterson Park
Farmington, CT 06032	Road Farmington, CT
Tel: (860) 677-3700	06032 Tel: (860) 677-3700
Fax: (860) 679-0247	Fax: (860) 679-0247
Dated: 06-Dec-2017
At:	30 Batterson Park Road
Farmington
Connecticut 06032
	(the office of the Correspondent)	by

Beazley USA Services, Inc., (Correspondent)

FUS005
102017 ed.	Page 2 of 2

Effective date of this Endorsement: 10-Oct-2017

This Endorsement is attached to and forms a part of Policy Number: W20779170101 Syndicate 2623/623 at Lloyd's, referred to in this endorsement as either the "Insurer" or the "Underwriters"

LLOYD'S SECURITY SCHEDULE

Syndicate 2623	82%
Syndicate 623	18%

ALL OTHER TERMS, conditions and limitations of said Certificate shall remain unchanged.

SCHEDULE2017	Page 1 of 1

IMPORTANT NOTICE

To obtain information or make a complaint:

You may contact your Agent or Broker.

You may call our toll-free telephone number for information or to make a complaint at:

1-866-623-2953

You may contact the Texas Department of Insurance to obtain information on companies, coverages, rights or complaints at:

1-800-252-3439

You may write the Texas Department of Insurance:

P. O. Box 149104

Austin, TX 78714-9104

Fax: (512) 475-1771

Web: http://www.tdi.texas.gov

E-mail: ConsumerProtection@tdi.texas.gov

PREMIUM OR CLAIM DISPUTES:

Should you have a dispute concerning your premium or about a claim you should contact the agent or the company first. If the dispute is not resolved, you may contact the Texas Department of Insurance.

ATTACH THIS NOTICE TO YOUR POLICY:

This notice is for information only and does not become a part or condition of the attached document.

AVISO IMPORTANTE

Para obtener informacion o para someter una queja:

Puede comunicarse con su Agente o Corredor.

Usted puede llamar al numero de telefono gratis para informacion o para someter una queja al:

1-866-623-2953

Puede comunicarse con el Departamento de Seguros de Texas para obtener informacion acerca de companias, coberturas, derechos o quejas al:

1-800-252-3439

Puede escribir al Departamento de Seguros de Texas:

P. O. Box 149104

Austin, TX 78714-9104

Fax: (512) 475-1771

Web: http://www.tdi.texas.gov

E-mail: ConsumerProtection@tdi.texas.gov

DISPUTAS SOBRE PRIMAS O RECLAMOS:

Si tiene una disputa concerniente a su prima o a un reclamo, debe comunicarse con el agente o la compania primero. Si no se resuelve la disputa, puede entonces comunicarse con el departamento (TDI).

UNA ESTE AVISO A SU POLIZA:

Este aviso es solo para proposito de informacion y no se convierte en parte o condicion del document adjunto.

A01110TX	Page 1 of 1
022014 ed.

Effective date of this Endorsement: 10-Oct-2017

This Endorsement is attached to and forms a part of Policy Number: W20779170101

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD) (U.S.A.)

This endorsement modifies insurance provided under the following:

Fidelity Bond Form 14

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:

Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability (including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability- Direct (Limited) applies.

This Policy* does not apply:

I.Under any Liability Coverage, to injury, sickness, disease, death or destruction:

(a)with respect to which an insured under the Policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b)resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this Policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II.Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect to bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III.Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if:

(a)the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b)the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

17/3/60	Page 1 of 2
NMA1256

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.
IV.	As used in this endorsement:
"hazardous properties" include radioactive, toxic or explosive properties;
"nuclear material" means source material, special nuclear material or by-product material;
"source material", "special nuclear material", and "by-product material" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof;
"spent fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor;
"waste" means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof;
"nuclear facility" means:
(a) any nuclear reactor,
(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,
(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,
(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste,

and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "nuclear reactor" means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "injury" or "destruction" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE: As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60	Page 2 of 2
NMA1256

Effective date of this Endorsement: 10-Oct-2017

This Endorsement is attached to and forms a part of Policy Number: W20779170101

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE-LIABILITY-DIRECT (U.S.A.)

This endorsement modifies insurance provided under the following:

Fidelity Bond Form 14

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause-Liability-Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A., its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64	Page 1 of 1
NMA1477

Effective date of this Endorsement: 10-Oct-2017

This Endorsement is attached to and forms a part of Policy Number: W20779170101 Syndicate 2623/623 at Lloyd's, referred to in this endorsement as either the "Insurer" or the "Underwriters"

SANCTION LIMITATION AND EXCLUSION CLAUSE

This endorsement modifies insurance provided under the following:

Fidelity Bond Form 14

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, law or regulations of the European Union, United Kingdom or United States of America.

All other terms and conditions of this Policy remain unchanged.

E02804Page 1 of 1

032011 ed.

Authorized Representative

Effective date of this Endorsement: 10-Oct-2017

This Endorsement is attached to and forms a part of Policy Number: W20779170101

WAR AND TERRORISM EXCLUSION ENDORSEMENT

This endorsement modifies insurance provided under the following:

Fidelity Bond Form 14

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1.war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2.any act of terrorism.

For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Underwriters allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Assured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01	Page 1 of 1
NMA2918

Effective date of this Endorsement: 10-Oct-2017

This Endorsement is attached to and forms a part of Policy Number: W20779170101 Syndicate 2623/623 at Lloyd's referred to in this endorsement as either the "Insurer" or the "Underwriters"

STOP PAYMENT LEGAL LIABILITY ENDORSEMENT

This endorsement modifies insurance provided under the following:

FIDELITY BOND FORM 14

In consideration of the premium charged for the Policy, it is hereby understood and agreed that:

1.The Underwriter agrees to pay on behalf of the named Insured all sums which the named Insured shall become legally obligated to pay as damages in connection with any check, note or draft, other than a travelers check payable by the named Insured and drawn, made or accepted by any depositor of the named Insured and arising out of:

(a)compliance or failure to comply with any notice to stop payment; or

(b)refusal to pay; or

(c)failure to give proper notice of dishonor.

2.The coverage afforded by this rider does not apply to liability:

(a)assumed by the named Insured under any agreement to be responsible for loss; or

(b)arising out of dishonest or fraudulent acts of Employees of the named Insured.

3.This coverage applies only to stop payment notices received by and presentments first made to the Insured during the bond period.

4.Item 4. of the Declarations is amended by the addition of the following:

	Limit of	Deductible
	Liability	Amount
Stop	$250,000	$10,000
Payment
	each loss	each loss
Liability

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

E03695	Page 1 of 1
052012 ed.

Effective date of this Endorsement: 10-Oct-2017

This Endorsement is attached to and forms a part of Policy Number: W20779170101 Syndicate 2623/623 at Lloyd's, referred to in this endorsement as either the "Insurer" or the "Underwriters"

AMEND DEFINITION OF EMPLOYEE

This endorsement modifies insurance provided under the following:

Fidelity Bond Form 14

In consideration of the premium charged for the Policy, it is hereby understood and agreed that CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS, (e) Employee is amended to include:

(10)Independent contractors of USAA subject to a schedule of all existing consultants and independent contractors, and the function provided by each,

(11)Any employee of USAA,

(12)All directors, officers or trustees of the Insured, whether or not they are compensated by the Named Insured, when performing acts coming within the scope of the usual duties of an officer or employee or member of any committee duly elected or appointed to examine or audit or have custody of the property of the Insured,

(13)Consultants working under written contract with the Insured on the Insured's premises and while under the Insured's direct supervision subject to a schedule of all existing consultants and the function provided by each,

(14)Guest Students, and

(15)Guards under contract.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

EUS013
112017 ed.	Page 1 of 1

Effective date of this Endorsement: 10-Oct-2017

This Endorsement is attached to and forms a part of Policy Number: W20779170101 Syndicate 2623/623 at Lloyd's referred to in this endorsement as either the "Insurer" or the "Underwriters"

SERVICE OF SUIT, CHOICE OF LAW

AND SHORT RATE TABLE AND PROCEDURES

This endorsement modifies insurance provided under the following:

Fidelity Bond Form 14

In consideration of the premium charged for the Policy, it is hereby understood and agreed that this

Policy is amended by the addition of the following at the end thereof:

SHORT RATE TABLE AND PROCEDURES

Notwithstanding anything to the contrary contained herein and in consideration of the premium for which this Policy is written it is agreed that in the event of cancellation by the Insured the earned premium shall be computed as follows:

SHORT RATE TABLE

A. For policies written for one year:

Days		Percent	Days		Percent
Policy in		of One	Policy in		of One
Force		Year	Force		Year
		Premium			Premium
1 - 73		30	206 - 209		66
74 – 76		31	210 – 214	(7 months)...........	67
77 – 80		32	215 – 218		68
81 – 83		33	219 – 223		69
84 – 87		34	224 – 228		70
88 – 91	(3 months) ........	35	229 – 232		71
92 – 94		36	233 – 237		72
95 – 98		37	238 – 241		73
99 – 102		38	242 – 246	(8 months)...........	74
	103 – 105 ..........	39	247 – 250		75
	106 – 109 ..........	40	251 – 255		76
	110 – 113 ..........	41	256 – 260		77
	114 – 116 ..........	42	261 – 264		78
	117 – 120 ..........	43	265 – 269		79
121 – 124	(4 months) ........	44	270 – 273	(9 months)...........	80
125 - 127		45	274 - 278		81
128 – 131		46	279 – 282		82
	132 – 135 ..........	47	283 – 287		83
	136 – 138 ..........	48	288 – 291		84
	139 – 142 ..........	49	292 – 296		85
	143 – 146 ..........	50	297 – 301		86
	147 – 149 ..........	51	302 – 305	(10 months)"�	87
150 – 153	(5 months) ........	52	306 – 310		88
E05560				Page 1 of 3
022014 ed.

	154	– 156 .........	53	311 – 314		89
	157	– 160 .........	54	315 – 319		90
	161	– 164 .........	55	320 – 323		91
	165	– 167 .........	56	324 – 328		92
168 – 171			57	329 – 332		93
	172	– 175 .........	58	333 – 337	(11 months)"�.	9 4
	176	– 178 .........	59	338 – 342		95
179 – 182	(6 months) .......		60	343 – 346		96
	183	– 187 .........	61	347 – 351		97
188 – 191			62	352 – 355		98
	192	– 196 .........	63	356 – 360		99
	197	– 200 .........	64	361 - 365	(12 months)"�	10 0
	201	- 205 ..........	65

B. For policies written for more or less than one year:

1.If this Policy has been in force for twelve (12) months or less, apply the standard short rate table for annual policies to the full annual premium determined as for a Policy written for a term of one (1) year.

2.If this Policy has been in force for more than twelve (12) months:

(a)Determine full annual premium as for a Policy written for a term of one (1) year.

(b)Deduct such premium from the full insurance premium, and on the remainder calculate the pro rata earned premium on the basis of the ratio of the length of time beyond one year the Policy has been in force to the length of time beyond one year for which the Policy was originally written.

(c)Add premium produced in accordance with items (a) and (b) to obtain earned premium during full period Policy has been in force.

SERVICE OF SUIT

It is agreed that in the event of the failure of the Underwriters to pay any amount due under this Policy, the Underwriters, at the request of the Insured, will submit to the jurisdiction of any court of competent jurisdiction within the United States and will comply with all requirements necessary to give such court jurisdiction. This clause does not constitute and should not be understood to constitute an agreement by the Underwriters that an action is properly maintained in a specific forum, nor may it be construed as a waiver of the Underwriters' rights to commence an action in a court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State of the United States, all of which rights the Underwriters expressly reserves. It is further agreed that service of process in such suit may be made upon:

Mendes and Mount, LLP 750 7th Ave., #24 New York, NY 10019

and that in any suit instituted against the Underwriters, the Underwriters will abide by the final decision of such court or of any Appellate Court in the event of an appeal.

The person or entity named above is authorized and directed to accept service of process on behalf of the Underwriters in any such suit and/or upon the request of the Insured to give

E05560	Page 2 of 3
022014 ed.

written undertaking to the Insured that the person or entity named above will enter a general appearance upon the Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefore, the Underwriters hereby designates the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute or his successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured or any beneficiary hereunder arising out of this Policy, and hereby designate the person or entity named above as the persons to whom the said officer is authorized to mail such process or a true copy thereof.

CHOICE OF LAW

Except with respect to the insurability of punitive and exemplary damages under this Policy, disputes involving this Policy shall be resolved by applying the laws of the State of New York.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

E05560	Page 3 of 3
022014 ed.

Lloyd's

Certificate

This Insurance is effected with certain Underwriters at

Lloyd's, London.

This Certificate is issued in accordance with the limited authorization granted to the Correspondent by certain Underwriters at Lloyd's, London whose syndicate numbers and the proportions underwritten by them can be ascertained from the office of the said Correspondent (such Underwriters being hereinafter called "Underwriters") and in consideration of the premium specified herein, Underwriters hereby bind themselves severally and not jointly, each for his own part and not one for another, their Executors and Administrators.

The Assured is requested to read this Certificate, and if it is not correct, return it immediately to the Correspondent for appropriate alteration.

All inquiries regarding this Certificate should be addressed to the following Correspondent:

SLC-3 (USA) NMA2868 (24/08/2000)

CERTIFICATE PROVISIONS

1.Signature Required. This Certificate shall not be valid unless signed by the Correspondent on the attached Declaration Page.

2.Correspondent Not Insurer. The Correspondent is not an Insurer hereunder and neither is nor shall be liable for any loss or claim whatsoever. The Insurers hereunder are those Underwriters at Lloyd's, London whose syndicate numbers can be ascertained as hereinbefore set forth. As used in this Certificate "Underwriters" shall be deemed to include incorporated as well as unincorporated persons or entities that are Underwriters at Lloyd's, London.

3.Cancellation. If this Certificate provides for cancellation and this Certificate is cancelled after the inception date, earned premium must be paid for the time the insurance has been in force.

4.Service of Suit. It is agreed that in the event of the failure of Underwriters to pay any amount claimed to be due hereunder, Underwriters, at the request of the Assured, will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon the firm or person named in item 6 of the attached Declaration Page, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon request of the Assured to give a written undertaking to the Assured that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured or any beneficiary hereunder arising out of this contract of insurance, and hereby designate the above-mentioned as the person to whom the said officer is authorized to mail such process or a true copy thereof.

5.Assignment. This Certificate shall not be assigned either in whole or in part without the written consent of the Correspondent endorsed hereon.

6.Attached Conditions Incorporated. This Certificate is made and accepted subject to all the provisions, conditions and warranties set forth herein, attached or endorsed, all of which are to be considered as incorporated herein.

The Underwriter, in consideration of payment of the required premium, and in reliance on the Application and all other statements made and information furnished to the Underwriter by the Insured, and subject to the Declarations made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the Insured for:

Insuring Agreements

Employee	1.	Loss resulting directly from	Larceny or	Embezzlement	committed by any
		Employee, alone or in collusion with others.

On Premises	2.	Loss of Property resulting	directly from	robbery, burglary, false pretenses,
		common law or statutory larceny, misplacement, mysterious unexplainable

		disappearance, damage, destruction or removal, from the possession, custody or
		control of the Insured, while such Property is lodged or deposited at premises
		located anywhere.

In Transit	3.	Loss of Property resulting	directly from	common law or	statutory larceny,

misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

a.in an armored motor vehicle, including loading and unloading thereof,

b.in the custody of a natural person acting as a messenger of the Insured, or

c.in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1)written records,

(2)securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3)negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Agreement begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

FUS004
102017 ed.	Page 1 of 20

Insuring Agreements

(continued)

Forgery Or Alteration	4.	Loss resulting directly from:

a.Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b.transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the Insured authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the Insured, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this Insuring Agreement any loss covered under Insuring Agreement 5. of this Bond, whether or not coverage for Insuring Agreement 5. is provided for in the Declarations of this Bond.

For the purpose of this Insuring Agreement, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery5. Loss resulting directly from the Insured having, in good faith, and inthe ordinary course of business, for its own account or the account of others in any capacity:

a.acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1)bear a Forgery or a fraudulently material alteration,

(2)have been lost or stolen, or

(3)be Counterfeit, or

b.guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

FUS004
102017 ed.	Page 2 of 20

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured having relied on such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

FUS004
102017 ed.	Page 3 of 20

Insuring Agreements

Extended Forgery			For the purpose of this Insuring Agreement, a mechanically reproduced facsimile
(continued)			signature is treated the same as a handwritten signature.

Counterfeit Money	6.		Loss resulting directly from the receipt by the Insured in good faith of any
			Counterfeit money.

Threats To Person	7.		Loss resulting directly from surrender of Property away from an office of the
			Insured as a result of a threat communicated to the Insured to do bodily harm to
			an Employee as defined in SECTION 1.e. (1), (2) and (5), a Relative or invitee of
			such Employee, or a resident of the household of such Employee, who is, or
			allegedly is, being held captive provided, however, that prior to the surrender of
			such Property:
			a. the Employee who receives the threat has made a reasonable effort to notify
			an officer of the Insured who is not involved in such threat, and
			b. the Insured has made a reasonable effort to notify the Federal Bureau of
			Investigation and local law enforcement authorities concerning such threat.
			It is agreed that for purposes of this Insuring Agreement, any Employee of the
			Insured, as set forth in the preceding paragraph, shall be deemed to be an
			Insured hereunder, but only with respect to the surrender of money, securities and
			other tangible personal property in which such Employee has a legal or equitable
			interest.

Computer System	8.		Loss resulting directly from fraudulent:
		a.	entries of data into, or
		b.	changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1)funds or other property to be transferred, paid or delivered,

(2)an account of the Insured or of its customer to be added, deleted, debited or credited, or

(3)an unauthorized account or a fictitious account to be debited or credited.

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102017 ed.	Page 4 of 20

Insuring Agreements (continued)

Voice Initiated Funds	9.		Loss resulting directly from Voice Initiated Funds Transfer Instruction directed
Transfer Instruction			to the Insured authorizing the transfer of dividends or redemption proceeds of
Investment Company shares from a Customer's account, provided such Voice
Initiated Funds Transfer Instruction was:
a. received at the Insured's offices by those Employees of the Insured specifically authorized to receive the Voice Initiated Funds Transfer
Instruction,
		b.	made by a person purporting to be a Customer, and
c. made by said person for the purpose of causing the Insured or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.
In order for coverage to apply under this Insuring Agreement, all Voice Initiated
Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the Application furnished to the
Underwriter.

Uncollectible Items of	10. Loss resulting directly from the Insured having credited an account of a customer,
Deposit			shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
		a.	redemptions or withdrawals to be permitted,
		b.	shares to be issued, or
		c.	dividends to be paid,
from an account of an Investment Company.
In order for coverage to apply under this Insuring Agreement, the Insured must hold
Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.
Items of Deposit shall not be deemed uncollectible until the Insured's standard collection procedures have failed.

Audit Expense			11. Expense incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the Insured and covered by this Bond.

FUS004
102017 ed.	Page 5 of 20

General Agreements

Additional Companies	A. If more than one corporation, or Investment Company, or any combination of
Included As Assured		them is included as the Insured herein:
(1) The total liability of the Underwriter under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the
Underwriter would be liable under this Bond if all such loss were sustained by any one of them.
(2) Only the first named Insured shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
Underwriter shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named Insured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
(3) The Underwriter shall not be responsible for the proper application of any payment made hereunder to the first named Insured.
(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any Insured shall constitute knowledge or discovery by all the Insureds for the purposes of this Bond.
(5) If the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named on the Application shall thereafter be considered as the first named Insured for the purposes of this Bond.

Representation Made By	B.	The Insured represents that all information it has furnished in the Application for
Assured		this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond.

The Insured must promptly notify the Underwriter of any change in any fact or circumstance which materially affects the risk assumed by the Underwriter under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for recision of this Bond.

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102017 ed.	Page 6 of 20

General Agreements (continued)

Additional Offices Or	C. If the Insured, other than an Investment Company, while this Bond is in force,
Employees - Consolidation,	merges or consolidates with, or purchases or acquires assets or liabilities of another
Merger Or Purchase Or	institution, the Insured shall not have the coverage afforded under this Bond for loss
Acquisition Of Assets Or	which has:
Liabilities - Notice To	(1)	occurred or will occur on premises, or
Company	(2)	been caused or will be caused by an employee, or

	(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the Insured:
	a.	gives the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
	b.	obtains the written consent of the Underwriter to extend some or all of the coverage provided by this Bond to such additional exposure, and
	c.	on obtaining such consent, pays to the Underwriter an additional premium.

Change Of Control -	D. When the Insured learns of a change in control (other than in an Investment
Notice To Company	Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940,
the Insured shall within sixty (60) days give written notice to the Underwriter setting forth:
	(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
	(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(3) the total number of outstanding voting securities.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And	E. The Underwriter will indemnify the Insured for court costs and reasonable
Attorneys' Fees	attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the Insured would be entitled to recovery under this Bond. However, with respect to Insuring Agreement 1., this Section shall only apply in the event that:

(1) an Employee admits to being guilty of Larceny or Embezzlement,

(2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

FUS004
102017 ed.	Page 7 of 20

General Agreements

Court Costs And

Attorneys' Fees

(continued)

(3)in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the Underwriter and the Insured, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish copies of all pleadings and pertinent papers to the Underwriter. The Underwriter may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Underwriter shall be in the name of the Insured through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance as required by the Underwriter for such defense.

If the Underwriter declines to defend the Insured, no settlement without the prior written consent of the Underwriter nor judgment against the Insured shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the Underwriter shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the Declarations for the applicable Insuring Agreement, the Underwriter's liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the Declarations for the applicable Insuring Agreement bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM

2.of the Declarations for the applicable Insuring Agreement, the Underwriter's liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the Underwriter for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the Declarations.

FUS004
102017 ed.	Page 8 of 20

Conditions and

Limitations

Definitions	1.	As used in this Bond:

a.Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the Insured.

b.Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

c.Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

d.Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the Insured for Voice Initiated Funds Transfer Instruction.

e.Employee means:

(1)an officer of the Insured,

(2)a natural person while in the regular service of the Insured at any of the Insured's premises and compensated directly by the Insured through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the Insured has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)a guest student pursuing studies or performing duties in any of the Insured's premises,

(4)an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured,

(5)a natural person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's premises,

(6)an employee of an institution merged or consolidated with the Insured prior to the effective date of this Bond,

(7)a director or trustee of the Insured, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the Insured or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured, or

FUS004
102017 ed.	Page 9 of 20

Conditions and Limitations

Definitions

(continued)

(8)each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.creating, preparing, modifying or maintaining the Insured's computer software or programs, or

b.acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured,

(9)any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

b.which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the Insured by the Underwriter resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

FUS004
102017 ed.	Page 10 of 20

Conditions and Limitations

Definitions

(continued)

f.Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

g.Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF Insured on the Declarations.

h.Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

i.Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

j.Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the Insured in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the Insured acquired an interest at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

k.Relative means the spouse of an Employee or partner of the Insured and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

l.Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

FUS004
102017 ed.	Page 11 of 20

Conditions and

Limitations

Definitions	m.	Subsidiary means any organization that, at the inception date of this Bond, is
(continued)		named in the Application or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the Insured either directly or through one or more of its subsidiaries.
	n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
	o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.
	p.	Voice Initiated Redemption means any redemption of shares issued by an
Investment Company which is requested by voice over the telephone.
	q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated
Redemption or Voice Initiated Election.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2. This bond does not directly or indirectly cover:
Applicable to All Insuring	a.	loss not reported to the Underwriter in writing within sixty (60) days after
Agreements
termination of this Bond as an entirety;

	b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Agreement 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the Insured of such riot, civil commotion, military, naval or usurped power, war or insurrection;
	c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;
	d.	loss of potential income including, but not limited to, interest and dividends not realized by the Insured or by any customer of the Insured;
	e.	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
	f.	costs, fees and expenses incurred by the Insured in establishing the existence of or amount of loss under this Bond, except to the extent covered under
Insuring Agreement 11.;
	g.	loss resulting from indirect or consequential loss of any nature;
FUS004
102017 ed.	Page 12 of 20

Conditions and

Limitations

General Exclusions -		h.	loss resulting from dishonest acts by any member of the Board of Directors or
Applicable to All			Board of Trustees of the Insured who is not an Employee, acting alone or in
Insuring Agreements			collusion with others;
(continued)		i.	loss, or that part of any loss, resulting solely from any violation by the Insured or by any Employee:
(1) of any law regulating:
			a.	the issuance, purchase or sale of securities,
			b.	securities transactions on security or commodity exchanges or the over the counter market,
			c.	investment companies,
			d.	investment advisors, or
(2) of any rule or regulation made pursuant to any such law; or
		j.	loss of confidential information, material or data;
		k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to Insuring
Agreement 7. or 9.
Specific Exclusions -	3.		(1) to do bodily harm to any natural person, except loss of	Property in
This Bond does not directly or indirectly cover:
Applicable To All Insuring			transit in the custody of any person acting as messenger of the
		a.	loss causedInsured,byprovidedan Employeethat when,provided,such however,transitwasthisinitiatedSectionthere3.a.shwalls not
Agreements Except Insuring
applyknowledgetoloss coveredby theunderInsuredInsuringof anyAgreementsuch threat,2. orand3. providedwhich resultsfurthedirectlythat
Agreement 1.
from mthisplacement,Section 3.bmysterious.shall not applyunexplainableto Insuringdisappearance,Agreement 7.,orordamage or destruction of Property;
(2) to do damage to the premises or Property of the Insured;
		b.	loss through the surrender of property away from premises of the Insured as a
		c.	loss resulting from payments made or withdrawals from any account involving result of a threat:
erroneous credits to such account;
		d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to Insuring Agreement
10.;
		e.	loss of property while in the mail;
FUS004
102017 ed.	Page 13 of 20

Conditions and

Limitations

Specific Exclusions -	f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring		institution, its receiver or other liquidator to pay or deliver funds or other
Agreements Except Insuring		Property to the Insured provided further that this Section 3.f. shall not apply to
Agreement 1.		loss of Property resulting directly from robbery, burglary, misplacement,
(continued)		mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the Insured.

	g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to Insuring
Agreement 3.;
	h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's
Computer System; or
	i.	loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -	4. This bond does not directly or indirectly cover:
Applicable To All Insuring	a.	loss resulting from the complete or partial non-payment of or default on any
Agreements Except Insuring
loan whether such loan was procured in good faith or through trick, artifice,
Agreements 1., 4., And 5.
fraud or false pretenses; provided, however, this Section 4.a. shall not apply to

Insuring Agreement 8.;
	b.	loss resulting from forgery or any alteration;
	c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to Insuring Agreement 5. or 6.

Limit Of Liability/Non-	5. At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-	the	limit stated in the applicable sections of ITEM 2. of the Declarations,
Accumulation Of Liability	notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay under this Bond provided, however, that the liability of the Underwriter under this Bond with respect to all loss resulting from:
	a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or
	b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
	c.	all acts, other than those specified in a. above, of any one person, or
FUS004
102017 ed.	Page 14 of 20

Conditions and Limitations

Limit Of Liability/Non-

Reduction And Non-

Accumulation Of Liability

(continued)

d. any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6. This Bond applies only to loss first discovered by an officer of the Insured during the BOND PERIOD. Discovery occurs at the earlier of an officer of the Insured being aware of:
	a.	facts which may subsequently result in a loss of a type covered by this Bond,
or
	b.	an actual or potential claim in which it is alleged that the Insured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7.	a.	The Insured shall give the Underwriter notice thereof at the earliest
Proof- Legal Proceedings	practicable moment, not to exceed sixty (60) days after discovery of loss, in an
Against Company	amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the Declarations.
b.	The Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.
c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Underwriter or after the expiration of twenty-four (24) months from the discovery of such loss.
e.	This Bond affords coverage only in favor of the Insured. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the
Insured.
FUS004
102017 ed.	Page 15 of 20

Conditions and

Limitations

Notice To Company -	f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof- Legal Proceedings		include electronic recordings of such instructions.
Against Company
(continued)

Deductible Amount	8.	The Underwriter shall not be liable under any Insuring Agreements of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
ITEM 3. of the Declarations, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
Declarations.
There shall be no deductible applicable to any loss under Insuring Agreement 1.
sustained by any Investment Company.

Valuation		9. BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the Insured in the conduct of its business shall be the amount paid by the Insured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Insured for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the Insured in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the Insured with the consent of the Underwriter and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

FUS004
102017 ed.	Page 16 of 20

Conditions and Limitations (continued)

Securities Settlement	10. In the event of a loss of securities covered under this Bond, the Underwriter may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.
The indemnity required from the Insured under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the Underwriter's indemnity shall be:
	a.	for securities having a value less than or equal to the applicable DEDUCTIBLE
AMOUNT - one hundred (100%) percent;
	b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;
	c.	for securities having a value greater than the applicable LIMIT OF LIABILITY -
the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the Underwriter's indemnity is sustained.

The Underwriter is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the Underwriter may do so as a courtesy to the Insured and at its sole discretion.

The Insured shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the Insured to obtain replacement securities.

Subrogation - Assignment – 11. In the event of a payment under this Bond, the Underwriter shall be subrogated to

Recoveryall of the Insured's rights of recovery against any person or entity to the extent of such payment. On request, the Insured shall deliver to the Underwriter an assignment of the Insured's rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery in the following order:

a.first, to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b.second, to the Underwriter in satisfaction of amounts paid in settlement of the Insured's claim,

c.third, to the Insured in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

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Conditions and

Limitations

Subrogation - Assignment –	d. fourth, to the Insured in satisfaction of any loss suffered by the Insured which
Recovery	was not covered under this Bond.
(continued)	Recovery from reinsurance or indemnity of the Underwriter shall not be deemed a recovery under this section.

Cooperation Of Assured 12. At the Underwriter's request and at reasonable times and places designated by the Underwriter, the Insured shall:

a.submit to examination by the Underwriter and subscribe to the same under oath,

b.produce for the Underwriter's examination all pertinent records, and

c.cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure to the

Underwriter the rights and causes of action provided for under this Bond. The

Insured shall do nothing after loss to prejudice such rights or causes of action.

Termination	13. If the Bond is for a sole Insured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and
Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.
If the Bond is for a joint Insured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Underwriter to all Insured Investment Companies and to the Securities and Exchange
Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.
This Bond will terminate as to any one Insured, other than an Investment
Company:
	a.	immediately on the taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or
	b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or
	c.	immediately upon such Insured ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

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Conditions and

Limitations

Termination	If any partner, director, trustee, or officer or supervisory employee of an Insured
(continued)	not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not such act is of the type covered under this Bond, and whether against the Insured or any other person or entity, the Insured:
	a.	shall immediately remove such Employee from a position that would enable such Employee to cause the Insured to suffer a loss covered by this Bond;
and
	b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the Underwriter, of such action and provide full particulars of such dishonest act.
The Underwriter may terminate coverage as respects any Employee sixty (60) days after written notice is received by each Insured Investment Company and the
Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14. Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
	a.	the Insured,
	b.	a Transportation Company, or
	c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity		15. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Underwriter.

If this Bond is for a sole Insured, no change or modification which would adversely affect the rights of the Insured shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

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Conditions And

Limitations

Change or Modification	If this Bond is for a joint Insured, no charge or modification which would adversely
(continued)	affect the rights of the Insured shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the
Securities and Exchange Commission, Washington, D.C., by the Underwriter.
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102017 ed.	Page 20 of 20